September 19, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Victor Cecco and John Nolan

Re:     First Commonwealth Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-11138

Dear Mr. Cecco and Mr. Nolan:

We have received your letter dated September 9, 2024 regarding your review of the above-referenced filing. As you requested, this letter responds to the comments set forth in your letter, which are restated below for your convenience.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Loan and Lease Portfolio, page 42

1.     We note from your tabular disclosure that commercial real estate (“CRE”) loans represent a significant portion of your total loan portfolio and that the CRE loan portfolio increased as a result of your 2023 acquisition of Centric. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to address geographic and other concentrations to the extent material to an investor’s understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, as well as other factors to the extent material to an investor’s understanding of the risks inherent in your CRE loan portfolio.

United States Securities and Exchange Commission
September 19, 2024

Response:

The Company acknowledges the Staff’s comment and confirms it will revise disclosures in future filings to further disaggregate the composition of our commercial real estate portfolio. Disclosures will incorporate additional available information related to characteristics we believe are material to an investors understanding of the components and risks inherent in our commercial real estate portfolio.

Market Risk, page 50

2. Please revise future filings to clarify specific details of any risk management policies, procedures or other actions undertaken by management in response to the current CRE environment.

Response:

The Company acknowledges the Staff’s comment and confirms it will revise disclosures in future filings to describe specific details of any risk management policies, procedures and other actions undertaken by management in response to the current commercial real estate lending environment.

3. We also note the statement on page 52 that the analysis and model used to quantify the sensitivity of your net interest income becomes less meaningful in a decreasing 200 basis point scenario “given the current interest rate environment.” We note similar statements in previous Forms 10-K, for example on page 37 of the Form 10-K for the fiscal year ended December 31, 2013. Please revise future filings to provide an updated description of the analysis and model relating to the “current interest rate environment.”

Response:

The Company acknowledges the Staff’s comment and confirms it will revise disclosures in future filings to provide an updated description of the analysis and model relating to the current interest rate environment.

* * *

United States Securities and Exchange Commission
September 19, 2024

We acknowledge that:

•the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (724) 349-3099.
Sincerely,

/s/ James R. Reske

James R. Reske
Executive Vice President and
Chief Financial Officer